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                             October 28, 2021

       Andrew Shape
       Chief Executive Officer and President
       Stran & Company, Inc.
       2 Heritage Drive, Suite 600
       Quincy, MA 02171

                                                        Re: Stran & Company,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 22,
2021
                                                            File No. 333-260109

       Dear Mr. Shape:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 22, 2021

       Cover Page

   1. Please revise to disclose the number of units, shares of common stock, and warrants that are being offered
pursuant to the registration statement. Please see Item 501(b)(2) of
                                                        Regulation S-K and
Securities Act Rules Compliance and Disclosure Interpretation
                                                        227.02 for guidance.
 Andrew Shape
FirstName LastNameAndrew   Shape
Stran & Company, Inc.
Comapany
October 28,NameStran
            2021      & Company, Inc.
October
Page 2 28, 2021 Page 2
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Louis A. Bevilacqua